NOL

[redacted]

28 January 2008

08000506

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 12, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

dlw 1/31

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) - 28Jan08.DOC

APL   APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Jan-2008 17:12:07
Announcement No.	00031

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 12, 2007
Description	Attached is the operating performance for the 6 weeks (Period 12) from 17 November 2007 to 28 December 2007.
Attachments:	NOL_Operating_Performance_for_P12_2007.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

28 January 2008

NOL's liner operating performance metrics for the 6 weeks (Period 12) from 17 November 2007 to 28 December 2007 are as follows:

	Period 12, 2007	Period 12, 2006	% Change		2007	2006	% Change
Liner							
a) Volume (FEU)	288,600	244,800	18		2,357,700	2,096,700	12
b) Average Revenue Per FEU (US$/FEU)	2,845	2,543	12		2,740	2,632	4

For the six weeks of P12, 2007, liner volumes increased 18% over the same period last year reflecting the continuation of stronger container demand on key trade lanes during the year. Average revenue per FEU (Forty-foot Equivalent Unit) increased 12% over the corresponding period last year.

2007 liner volumes increased by 12% over the previous year, while average revenue per FEU improved by 4% over 2006 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 12, 2007)


APL Average Revenue per FEU (2005-2007)
US$/FEU
3,000
2,800
2,600
2,400
Period 12, 2007
Y-o-Y : +12%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
Period

END